================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 3)
                                Final Amendment
                            _______________________

                                 ENTRUST, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))

                            _______________________


          Options to Purchase Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                            _______________________

                                     n/a*
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                            _______________________

                               F. William Conner
                     President and Chief Executive Officer
                                 Entrust, Inc.
                       One Preston Park South, Suite 400
                          4975 Preston Park Boulevard
                              Plano, Texas 75093
                                (972) 943-7300
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                            _______________________

                                  Copies to:
                             Page Mailliard, Esq.
                       Wilson Sonsini Goodrich & Rosati
                              650 Page Mill Road
                       Palo Alto, California 94304-1050
                                (650) 493-9300

                           CALCULATION OF FILING FEE

================================================================================
          Transaction Valuation+                   Amount of Filing Fee
--------------------------------------------------------------------------------
             $  56,739,515                             $  11,349 **
================================================================================
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+   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,833,538 shares of common stock of Entrust, Inc. having an aggregate value of $56,739,515 as of June 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**  Previously paid.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                       Amount Previously Paid: $11,349.
            Form or Registration No.: Schedule TO; Schedule TO-I/A.
                          Filing party: Entrust, Inc.
                   Date filed: June 19, 2001; July 12, 2001.


[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

* There is no trading market or CUSIP number for the options. The CUSIP number for the underlying common stock is 293848107.

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

Introductory Statement

         This Amendment No. 3, our Final Amendment to our Offer to Exchange, amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 19, 2001, as amended by the Schedule TO-I/A filed with the Securities and Exchange Commission on July 3, 2001 and on July 12, 2001 (as so amended, the "Schedule TO"), relating to our offer to exchange all options outstanding under our Amended and Restated 1996 Stock Incentive Plan, as amended, and 1999 Non-Officer Employee Stock Incentive Plan (the "1999 Plan") to purchase shares of our Common Stock, par value $0.01 per share, held by eligible optionees for new options that will be granted under the 1999 Plan, upon the terms and subject to the conditions described in the (i) Offer to Exchange, as amended, (ii) the memorandum from F. William Conner, President and Chief Executive Officer of the Company, dated June 19, 2001, (iii) the Election Form, as amended, (iv) the Notice to Withdraw from the Offer, as amended, and (v) the form of Promise to Grant Stock Option(s).

         The Offer to Exchange, including all withdrawal rights, expired at 9:00 p.m., Pacific Daylight Time, on Friday, July 27, 2001. Pursuant to the terms and conditions of the Offer to Exchange, a total of 592 eligible optionees participated in the option exchange program. We have accepted for cancellation options to purchase 5,725,613 shares of our common stock. Pursuant to certain regulatory restrictions, we have not accepted for cancellation any options tendered by our Quebec employees. Subject to the terms and conditions of the Offer to Exchange, we will grant new options to purchase 5,253,342 shares of our common stock on January 31, 2002 in exchange for the options surrendered and accepted pursuant to the Offer to Exchange.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           ENTRUST, INC.



                                           /s/  F. William Conner
                                           ------------------------------------
                                           F. William Conner
                                           President and Chief Executive Officer


Date: July 30, 2001